For immediate release
Contact: Debbie Lundquist	Jerry Daly, Carol McCune (Media)
Chief Financial Officer	Daly Gray Public Relations
Classic Vacation Group	(703) 435-6293
(408) 882-8455

Classic Vacation Group Amends Response to Tender Offer

     SAN JOSE, Calif., January 4, 2002 – Classic Vacation Group, Inc. (AMEX: CLV), one of the largest U.S. providers of customized vacation products, today announced that the Company has filed with the SEC and mailed to shareholders a second amendment to its previously filed Schedule 14D-9. The amendment further supplements the Company’s response to a previously announced tender offer by a company formed by Three Cities Research, Inc. (“TCR”), a private investment group headquartered in New York, NY and an affiliate of the Company’s principal lender, and Thayer Equity Investors III, L.P. (“Thayer”), the Company’s current majority shareholder. Absent an extension by TCR/Thayer, the tender offer is presently scheduled to close at 5:00 p.m. on Monday, January 7, 2002. As of the time of this press release, TCR/Thayer have not expressed a willingness to extend the tender offer.

     The Company has filed the supplement to inform its shareholders of, among other things, the status of the Company’s negotiations with a potential third-party acquiror regarding a transaction that could pay the Company’s shareholders more than the $0.15 per share offered in the TCR/Thayer tender offer. The Company believes that, absent an extension of the tender offer, it highly unlikely that these negotiations will be successful. Even if the tender offer is extended, however, there can be no assurance that the Company will be successful in its efforts to negotiate a transaction with the potential third-party acquiror.

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Classic Amends Response

     The supplement also notes that the Company’s special committee of independent directors, on behalf of the board of directors, continues to recommend that shareholders not tender their shares in response to the TCR/Thayer tender offer. Further details can be found in the SEC filing being mailed to shareholders or at the SEC’s web site, www.sec.gov, under EDGAR filings.

     Classic Vacation Group, formerly Global Vacation Group, is a value-added provider of branded and private label vacation products and services. Classic Vacation Group’s brands include Classic Custom Vacations, which creates customized vacation packages for U.S. travelers; Allied Tours, which creates and coordinates packages and tours for international travel wholesalers selling vacations to North America; Amtrak Vacations; and Hyatt Vacations.